UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

A. O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

Bruce M. Smith

c/o Smith Investment Company LLC

11270 West Park Place

Milwaukee, Wisconsin 53224

(414) 359-4030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831865209

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Smith Family Voting Trust 26-6901000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,000,454 (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 731,411 (See Item 5)
	10.	Shared Dispositive Power 3,777,789 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,454 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 15.5% (See Item 5)
14.	Type of Reporting Person OO

Preliminary Note:

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by the Smith Family Voting Trust, a Wisconsin organized trust (the “Voting Trust”), with respect to its beneficial ownership of shares of Common Stock, par value $1.00 per share (the “Common Stock”), of A. O. Smith Corporation, a Delaware corporation (“AOS”), including shares of Common Stock issuable upon conversion of Class A Common Stock, par value $5.00 per share (the “Class A Common Stock”), of AOS held by the Voting Trust. This Amendment amends the Schedule 13D originally dated April 23, 2009 and filed by the Voting Trust with the Securities and Exchange Commission on April 30, 2009 (such original Schedule 13D, as amended hereby, the “Schedule 13D”).

On July 6, 2011, the Voting Trust entered into a Stipulation and Agreement of Compromise and Settlement (the “Stipulation”), among the plaintiffs and defendants (including the Voting Trust) party thereto, pursuant to which it was agreed that certain individual and class action lawsuits relating to the Merger (as defined and described in Item 3 below) pending in the Wisconsin Circuit Court, Milwaukee County would be settled (the “Settlement”) on the terms set forth in the Stipulation. The Settlement, including the Stipulation, is conditioned on and subject to review and approval by the Wisconsin Circuit Court, Milwaukee County at a hearing to be scheduled.

All beneficial ownership share numbers reported in this Amendment have been adjusted to reflect a three-for-two stock split of the Common Stock and the Class A Common Stock effected by AOS on November 15, 2010.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $1.00 per share, of A. O. Smith Corporation, a Delaware corporation. The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

Item 2. Identity and Background

(a)	This filing is made by the Voting Trust as described above in “Preliminary Note.” The trustees of the Voting Trust are Arthur O. Smith, Bruce M. Smith and Robert L. Smith (collectively, the “Trustees”).

(b)	The address of the Voting Trust (and each of the Trustees) is to the attention of Bruce M. Smith, in care of Smith Investment Company LLC, 11270 West Park Place, Milwaukee, Wisconsin 53224.

(c)	Arthur O. Smith is the retired Chairman, President and Chief Executive Officer of Smith Investment Company (“SICO”). Bruce M. Smith was the Chairman, President and Chief Executive Officer of SICO until the Merger described herein, and is the Chairman and Chief Executive Officer of Smith Investment Company LLC (the “LLC”); the address of the LLC is the same as the Voting Trust’s. Robert L. Smith is a professor at the Milwaukee Institute of Art and Design. The Voting Trust was created by agreement as described herein.

(d)	None of the Voting Trust, Arthur O. Smith, Bruce M. Smith, nor Robert L. Smith has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Voting Trust, Arthur O. Smith, Bruce M. Smith nor Robert L. Smith has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Voting Trust was organized under Wisconsin law. Each of Arthur O. Smith, Bruce M. Smith and Robert L. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 9, 2008, AOS and SICO executed an Agreement and Plan of Merger among them and certain subsidiaries (the “Merger Agreement”) pursuant to which SICO would merge into a subsidiary of AOS (the “Merger”) and, among other matters, each outstanding share of SICO common stock (other than shares owned by AOS, SICO or their respective subsidiaries) would be converted into the right to receive 2.396 shares of AOS Class A Common Stock and 0.463 shares of AOS Common Stock, without giving effect to escrow arrangements pursuant to the Merger Agreement. The aggregate number of AOS shares to be issued in the Merger represented a 1.5% discount to the aggregate number of AOS shares held by SICO, subject to a portion of the Common Stock received being placed in escrow to satisfy indemnification claims, if any, by AOS under the Merger Agreement. Pursuant to the Stipulation, all shares of Common Stock currently in escrow shall be released on the date that a court order approving the Settlement becomes final as provided in the relevant agreements. A copy of the Merger Agreement was attached as Exhibit 2.1 to AOS’s Current Report on Form 8-K, dated December 9, 2008.

The Merger, and the other transactions contemplated by the Merger Agreement, were consummated on April 22, 2009, as provided in the Merger Agreement. As further described in this Schedule 13D, certain members of the Smith family subsequently have entered into the Voting Trust, as contemplated by the Merger Agreement, by execution of the Voting Trust Agreement dated as of April 23, 2009 among the Trustees and the various signatories thereto (the “Voting Trust Agreement”).

The Voting Trust acquired its shares through contributions in exchange for interests in the Voting Trust pursuant to the Voting Trust Agreement, as of April 23, 2009. The shares of Common Stock reported as beneficially owned by the Voting Trust were acquired in the Merger upon the conversion of SICO shares. These SICO shares, and the shares of Common Stock and Class A Common Stock owned by SICO prior to the Merger, were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends. As previously noted, as a result of the Merger, the SICO shares were converted into shares of the Common Stock and Class A Common Stock.

Item 4. Purpose of Transaction

The Merger Agreement contemplated that certain members of the Smith family might form a voting trust to hold their shares of the Common Stock and the Class A Common Stock after the Merger; a form of the Voting Trust Agreement was attached as an exhibit to the Merger Agreement. The Voting Trust was designed so that the members of the Smith family who chose to join it could work together to preserve their common interests in shares of AOS. It was also intended to provide a mechanism whereby participants in the Voting Trust could retain their aggregate ownership of Class A Common Stock by means of potential substitutions of Common Stock for Class A Common Stock in the event of a withdrawal from the Voting Trust, all as permitted by the Merger Agreement. Various descendents of Lloyd R. Smith and certain related parties were invited to deposit shares into the Voting Trust.

See Item 6 hereof for a further, more detailed discussion of the Voting Trust Agreement as well as a Stockholder Agreement executed by most of the participants in the Voting Trust and the Stipulation executed by the Voting Trust. Except as set forth in this Schedule 13D, the Voting Trust and the Trustees do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Voting Trust reports beneficially owning 7,000,454 shares of Common Stock, or 15.5% of that class of securities, as described below. As a result of the Merger, shares of the Common Stock and Class A Common Stock that were held indirectly through SICO became directly held by the shareholders of SICO, at the conversion ratio provided in the Merger Agreement; many of these shares were subsequently transferred into the Voting Trust. The percentages of classes herein are based on the number of shares of Common Stock and Class A Common Stock reported as outstanding by AOS on April 30, 2011.

Of the 7,000,454 shares of Common Stock reported as owned by the Voting Trust, 715,154 are shares of Common Stock and 6,285,300 shares represent shares of Common Stock that may be acquired upon the conversion, on a one-for-one basis, of Class A Common Stock into Common Stock. (Assuming no conversion, those shares represent 1.8% of the outstanding Common Stock and 84.5% of the outstanding Class A Common Stock.) Of the 715,154 shares of Common Stock, approximately 184,641 shares are being held in escrow pursuant to the Merger Agreement; the terms of the Merger Agreement provide for potential indemnification out of the shares held in escrow in the case of specified events. Pursuant to the Stipulation, all shares currently in escrow shall be released on the date that a court order approving the Settlement becomes final as provided in the relevant agreements.

The number of shares of Common Stock reported as owned by the Voting Trust excludes certain shares of Common Stock, which are held by individuals or in various trusts that are participants in the Voting Trust, but which were not deposited into the Voting Trust.

The Voting Trust has sole voting power, exercised by a majority of the three Trustees, with respect to the shares in the Voting Trust. However, subject to the provisions of the Voting Trust Agreement, the underlying participants in the Voting Trust have the power to make decisions as to the disposition of their shares indirectly held through the Voting Trust. To the extent that any of the Trustees have sole or shared dispositive power as to any shares in the Voting Trust in other capacities, the Voting Trust is reporting dispositive power as to such shares.

Of the shares held in the Voting Trust, Bruce M. Smith has sole dispositive power as to 7,708 shares of Common Stock and 39,892 shares of Class A Common Stock held through the Voting Trust; these shares are held in a trust of which he is the sole trustee. Of the shares held in the Voting Trust, Bruce M. Smith is a co-trustee of trusts for his issue that hold an aggregate of 41,445 shares of Common Stock and 260,205 shares of Class A Common Stock, and as to which he may share dispositive power.

In addition to the shares beneficially held through the Voting Trust, Bruce M. Smith has deferred receipt of stock awards representing a total of 22,284 shares of Common Stock under AOS’s Corporate Directors’ Deferred Compensation Plan; of these shares, 3,973 were granted as of March 1, 2011. AOS treats these deferred stock awards as restricted stock units. As noted above, shares held outside of the Voting Trust are not included in those reported in this Schedule 13D.

Arthur O. Smith has sole dispositive power as to 82,992 shares of Common Stock and 600,819 shares of Class A Common Stock held through the Voting Trust; such shares are either held individually or in a trust for his benefit.

In addition to, and excluded from, the shares of Common Stock reported as beneficially held through the Voting Trust, Arthur O. Smith directly holds 7,101 shares of Common Stock. As noted above, shares held outside of the Voting Trust are not included in the shares reported in this Schedule 13D.

In addition to the foregoing, Bruce M. Smith and other trustees of underlying trusts share dispositive power as to an aggregate of 356,578 shares of Common Stock and 3,119,561 shares of Class A Common Stock that are held through the Voting Trust. In each such case, the respective interests are held in trusts with more than one trustee. These trusts also hold 165,227 shares of Common Stock outside of the Voting Trust; such shares are not included in the shares reported herein.

The trustees of other trusts that are constituents of the Voting Trust have sole or shared dispositive power as to 214,769 shares of Common Stock and 2,539,913 shares of Class A Common Stock held through the Voting Trust. The Voting Trustees understand that these trusts also hold 91,125 shares of Common Stock outside of the Voting Trust; such shares are not included in the shares reported herein.

The Voting Trust has not effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

This filing does not constitute an admission that, by these actions, the Voting Trust, the Trustees or parties to the Voting Trust Agreement constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Prior to the Merger, certain members of the Smith family and trusts for the benefit of certain members of the Smith family (collectively, the “Smith Family Trusts”) entered into a relationship for purposes of joint discussions and potential negotiations and agreements, arrangements and understandings, regarding a potential transaction involving SICO and AOS. Those discussions contributed to the execution of the Merger Agreement and the consummation of the Merger. As a result of the completion of the Merger on April 22, 2009, the Smith Family Trusts have reported that they ceased acting collectively and disbanded.

The Voting Trust Agreement was entered into as of April 23, 2009. Pursuant to the Voting Trust Agreement, the parties formed the Voting Trust to hold shares of Common Stock and Class A Common Stock, including the preponderance of the shares they received in the Merger. Under the Voting Trust Agreement, the Trustees are responsible for the voting of the Common Stock and the Class A Common Stock. The Voting Trust Agreement also includes restrictions on certain withdrawals from the Voting Trust; for example, the Trustees are permitted to substitute Common Stock for any shares of Class A Common Stock that a participant wishes to withdraw.

The Trustees have invited, and in the future the Trustees may invite, certain other lineal descendants of Lloyd R. Smith, and certain related persons or entities, to deposit shares into the Voting Trust. However, no further commitments to deposit shares into the Voting Trust have been made.

In connection with the signing of the Merger Agreement and as contemplated thereby, constituents of the Voting Trust entered into a Stockholder Agreement with AOS. Under the Stockholder Agreement, which continues after the Merger, certain members of the Smith family generally agreed that, for a period of up to three years after the Merger, as shareholders of AOS, they will not engage in certain solicitations of proxies or shareholder consents, solicit approval for a shareholder proposal, make specific acquisition transactions, make certain transfers of their shares of Class A Common Stock to transferees that have not executed the Stockholder Agreement, or enter into certain other agreements, arrangements or understandings that would result in the formation of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to AOS or its Common Stock. The Stockholder Agreement permits the creation of the Voting Trust described herein. As a consequence of the transfer of shares to it, the Voting Trust has agreed to comply with the provisions of the Stockholder Agreement, to the extent they apply to the Voting Trust. The Stockholder Agreement also provides that certain transactions which might otherwise conflict with the Stockholder Agreement are nonetheless permitted, and it also provides that certain of these restrictions will terminate upon the occurrence of specified events.

In connection with the Settlement, the Voting Trust entered into the Stipulation. Pursuant to the Stipulation, the Voting Trust agreed (i) not to support, vote for or consent to any merger, consolidation or business combination of AOS with or into another entity unless the holders of Common Stock are entitled to receive per share consideration that is identical to the per share consideration received by the holders of Class A Common Stock and (ii) to vote against any such transaction in which holders of Common Stock are not entitled to receive per share consideration that is identical to the per share consideration received by holders of Class A Common Stock. The Voting Trust also agreed not to transfer any share of Class A Common Stock to any person other than one meeting the definition of “Permitted Transferee” as set out in subparts (A) and (B) of paragraph (A)(3)(f)(ii) of Article 4 of the Amended and Restated Certificate of Incorporation of AOS (the “Certificate”). The foregoing will not prohibit the voluntary conversion of Class A Common Stock into Common Stock and will not prohibit a “Non-Permitted Transfer” resulting in conversion of each transferred share of Class A Common Stock into a share of Common Stock as provided in paragraphs (A)(3)(f) and (g) of Article 4 of the Certificate. In addition, the Voting Trust agreed not to support, vote for or consent to, and to vote against, any amendment to the definition of “Permitted Transferee” in paragraph (A)(3)(f)(ii) of Article 4 of the Certificate and/or the automatic conversion of Class A Common Stock to Common Stock as provided in paragraphs (A)(3)(e), (f) and (g) of Article 4 of the Certificate.

The Voting Trust Agreement and the Stockholder Agreement are incorporated by reference, and the Stipulation is filed, as exhibits to this Schedule 13D. The descriptions contained herein are only a summary of the material provisions of those agreements. The texts of the agreements are incorporated by reference herein and provide further information, detail and limitations as to the specific rights, duties and obligations thereunder.

As noted in Item 5, certain of the shares of Common Stock to be deposited into the Voting Trust are being held in escrow pursuant to the terms of the Merger Agreement. Pursuant to the Merger Agreement, AOS may be entitled to indemnification in certain events; indemnification will be made by access to the shares held under that escrow arrangement. Pursuant to the Stipulation, all shares currently in escrow shall be released on the date that a court order approving the Settlement becomes final as provided in the relevant agreements.

Except as described herein, the Voting Trust does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of AOS, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.	Smith Family Voting Trust Agreement, dated as of April 23, 2009, among Bruce M. Smith, Arthur O. Smith and Robert L. Smith as Voting Trustees and the various depositors thereto. [Incorporated by reference to Exhibit 1 of the Schedule 13D of the Smith Family Voting Trust dated April 23, 2009.]

2.	Stockholder Agreement, dated December 9, 2008, among AOS and the Smith Family Trusts. [Incorporated by reference to Exhibit 3 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

3.	Stipulation and Agreement of Compromise and Settlement, dated July 6, 2011, among the various plaintiffs and defendants (including the Smith Family Voting Trust) party thereto. [Filed herewith.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2011	SMITH FAMILY VOTING TRUST

/s/ Arthur O. Smith
Arthur O. Smith, Trustee

/s/ Bruce M. Smith
Bruce M. Smith, Trustee

/s/ Robert L. Smith
Robert L. Smith, Trustee

EXHIBIT INDEX

1.	Smith Family Voting Trust Agreement, dated as of April 23, 2009, among Bruce M. Smith, Arthur O. Smith and Robert L. Smith as Voting Trustees and the various depositors thereto. [Incorporated by reference to Exhibit 1 of the Schedule 13D of the Smith Family Voting Trust dated April 23, 2009.]

2.	Stockholder Agreement, dated December 9, 2008, among AOS and the Smith Family Trusts. [Incorporated by reference to Exhibit 3 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

3.	Stipulation and Agreement of Compromise and Settlement, dated July 6, 2011, among the various plaintiffs and defendants (including the Smith Family Voting Trust) party thereto. [Filed herewith.]